FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Three-Month Period Ended June 30, 2008

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 4, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

November 4, 2008

For immediate release:

Mitsui & Co., Ltd.

Amendment of the Consolidated Balance Sheet as of March 31, 2008

Included in the Consolidated Financial Results Released on August 4, 2008

for the Three-month Period Ended June 30, 2008

Mitsui & Co., Ltd. announced today on the amendment of its consolidated balance sheet as of March 31, 2008, which was included in the consolidated financial results released on August 4, 2008 for the three-month period ended June 30, 2008.

The amendment is related to the retrospective application of FASB Staff Position (“FSP”) No. FIN 39-1, “Amendment of FASB Interpretation No. 39” to the consolidated balance sheet as of March 31, 2008.

Please refer to the underlined items of attached documents for the details of the amendment.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Summary of Amendments to the Consolidated Financial Results

for the Three-Month Period Ended June 30, 2008

Please refer to the underlined items of attached forms for the details of the amendments.

1. Consolidated financial results (Unreviewed)

(2) Consolidated financial position information

(Original)

		June 30, 2008	March 31, 2008
Total assets	Millions of yen	10,293,365	9,606,394
Shareholders’ equity	Millions of yen	2,392,860	2,183,660
Shareholders’ equity ratio	%	23.2	22.7
Shareholders’ equity per share	Yen	1,315.53	1,202.03

(As Amended)

		June 30, 2008	March 31, 2008
Total assets	Millions of yen	10,293,365	9,537,829
Shareholders’ equity	Millions of yen	2,392,860	2,183,660
Shareholders’ equity ratio	%	23.2	22.9
Shareholders’ equity per share	Yen	1,315.53	1,202.03

Consolidated Financial Results for the Three-Month Period Ended June 30, 2008

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, August 4, 2008 – Mitsui & Co., Ltd. announced its consolidated financial results for the three-month period ended June 30, 2008.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1) Consolidated operating results information for the three-month period ended June 30, 2008

  (from April 1, 2008 to June 30, 2008)

(Millions of yen)

	Three-month period ended June 30
	2008	%	2007	%
Revenues	1,525,871	—	1,334,500	19.9
Income from continuing operations before income taxes, minority interests and equity in earnings	125,259	—	138,032	71.2
Net income	103,084	—	181,033	120.1
Net income per share, basic	56.71		101.37
Net income per share, diluted	56.48		99.18

Notes :

1. Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, and Net income represent changes from the previous year.

2. In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the three-month period ended June 30, 2007 relating to discontinued operations have been reclassified from income from continuing operations.

(2) Consolidated financial position information

		June 30, 2008	March 31, 2008
Total assets	Millions of yen	10,293,365	9,537,829
Shareholders’ equity	Millions of yen	2,392,860	2,183,660
Shareholders’ equity ratio	%	23.2	22.9
Shareholders’ equity per share	Yen	1,315.53	1,202.03

Note :

The companies adopted FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39”, during the three-month period ended June 30, 2008. In accordance with this amendment, the companies adjusted the total assets as of March 31, 2008.

2. Dividend information

		Year ended March 31,		Year ending March 31, 2009 (Forecast)
		2009	2008
Interim dividend per share	Yen	—	23	25
Year-end dividend per share	Yen	—	23	25
Annual dividend per share	Yen	—	46	50

3. Forecast of consolidated operating results for the year ending March 31, 2009 (from April 1, 2008 to March 31, 2009)

		Year ending March 31, 2009
Net income	Millions of yen	460,000
Net income per share, basic	Yen	253.21

4. Others

(1) Increase/decrease of important subsidiaries during the fiscal year : None

(2) Number of shares :

	June 30, 2008	March 31, 2008
Number of shares of common stock issued, including treasury stock	1,822,731,135	1,820,183,809
Number of shares of treasury stock	3,799,584	3,543,891

	Three-month period ended June 30, 2008	Three-month period ended June 30, 2007
Average number of shares of common stock outstanding	1,817,643,244	1,785,928,413

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Three-Month Period Ended June 30, 2008

Consolidated financial statements for the three month period ended June 30, 2008 and the corresponding three month period of the previous year are not audited by auditors.

1. Summary of Financial Results for the Three-Month Period Ended June 30, 2008

(1) Operating Results

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “the Group”) posted consolidated net income of ¥103.1billion, a decrease of ¥77.9 billion, or down 43.0%, from ¥181.0 billion for the corresponding three month period of the previous year. Major developments during the periods were:

•

Substantial one-off gains on sale of securities and divestitures in the three month period of the previous year amounting to approximately ¥84 billion (after tax) including sales of the Group’s stakes in mineral resources and energy businesses, such as Sesa Goa Limited in India, Sakhalin II in Russia and EBM(*1) in Brazil as well as gains on sale of aircraft held by Tombo Aviation (United States).

•

Increases in gross profit, equity in earnings of associated companies and dividend income of mineral resources and energy producing businesses all reflecting the continued run-up in prices of related commodities(*2) in the current year. On the other hand, the Consumer Service & IT Segment recorded a downturn chiefly from write downs on inventories in residential home business in Japan. In addition, the Chemical Segment also recognized impairment loss on domestic listed securities.

(*1)	Empreendimentos Brasileiros de Mineração S.A.
(*2)	Due to the difference in accounting periods as well as time-lag issues, the impact of various run-ups in prices of internationally traded commodities such as iron ore, coal and oil has not been fully reflected in the three month period ended June 30, 2008. Such impact will be reflected in the next three months period.

(2) Financial Condition

Total assets as of June 30, 2008 were ¥10.3 trillion, an increase of ¥0.8 trillion from ¥9.5 trillion as of March 31, 2008. Investments and plant, property and equipment (“PPE”) increased by ¥0.3 trillion mainly due to higher stock prices on Japanese stock exchanges as well as net improvement in foreign currency translation adjustments due to the weaker Japanese Yen against Australian Dollar, U.S. Dollar and Brazilian Real. In addition, various capital expenditures for the expansions made by the Mineral & Metal Resources and the Energy segments also contributed to the increase. Higher commodity prices resulted in an increase of ¥0.5 trillion in the current assets. Shareholders equity as of June 30, 2008 was ¥2.4 trillion, an increase of ¥0.2 trillion from ¥2.2 trillion as of March 31, 2008, as a result of increased retained earnings, higher stock prices and Japanese yen depreciation, and Net Debt-to-Equity Ratio (“Net DER”) as of June, 2008 was 1.21 times, 0.06 points lower than that of March 31, 2008.

(3) Cash Flow Statement

Reflecting net increase of ¥97.5 billion of operating assets and liabilities including increased inventories at Westport Petroleum, Inc. net cash provided by operating activities for the three month period ended June 30, 2008 was ¥30.7 billion despite the steady growth of operating income. Net cash used in investing activities for the three month period ended June 30, 2008 was ¥80.8 billion due mainly to expansion expenditures of natural resources in the Mineral & Metal Resources and the Energy Segments. As a result, free cash flow(*1) for the three-month period ended June 30, 2008 was a net outflow of ¥50.1 billion.

(*1)	Sum of net cash flow for operating activities and cash flow for investing activities

2. Results of Operations

(1) Analysis on consolidated income statements

Gross Profit

Gross profit for the three month period ended June 30, 2008 was ¥275.0 billion, an increase of ¥38.6 billion, or 16.3%, from ¥236.4 billion for the corresponding three month period of the previous year as a result of the following:

•

The Energy Segment reported an increase of ¥25.2 billion in gross profit. This increase is attributable to solid performance by the oil & gas producing businesses and Mitsui Coal Holdings Pty. Ltd. (Australia), reflecting continued run-up in mineral resource prices and additional energy equity production.

•

The Mineral & Metal Resources Segment also reported an increase of ¥20.0 billion in gross profit. Reflecting higher iron ore prices Mitsui Iron Ore Development Pty. Ltd. (Australia) reported an increase of ¥16.5 billion.

•

Automotive and other machinery businesses; and basic materials such as steel products and chemical products continued to show good performance carrying over last year’s positive trend into this fiscal year.

•	The Consumer Service & IT Segment reported a decrease in gross profit due to write downs on inventories in the domestic residential home business as well as a slowdown in other business areas.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three month period ended June 30, 2008 were ¥150.7 billion, an increase of ¥3.7 billion, from ¥147.0 billion for the corresponding three month period of the previous year. The table below provides selling, general and administrative expenses by operating segment.

Billion of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Three month period ended June 30, 2008	9.1	3.6	20.8	13.5	11.1	15.8	24.5	8.4
Three month period ended June 30, 2007	8.5	4.2	19.3	14.9	10.9	16.7	24.3	7.8
Change(* )	0.6	▲0.6	1.5	▲1.4	0.2	▲0.9	0.2	0.6

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Three month period ended June 30, 2008	17.9	6.3	6.4	137.4	1.4	11.9	150.7
Three month period ended June 30, 2007	17.1	5.8	5.9	135.4	1.8	9.8	147.0
Change(* )	0.8	0.5	0.5	2.0	▲0.4	2.1	3.7

(*) ▲	: Decrease in selling, general and administrative expenses

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billion of Yen

	Personnel	Welfare	Travel	Entertainment	Communication	Others	Total
Three month period ended June 30, 2008	74.4	3.3	8.9	2.6	12.2	49.3	150.7
Three month period ended June 30, 2007	73.6	3.1	8.5	2.7	10.9	48.2	147.0
Change(* )	0.8	0.2	0.4	▲0.1	1.3	1.1	3.7

(*) ▲	: Decrease in selling, general and administrative expenses

Provision for Doubtful Receivables

Provision for doubtful receivables for the three month period ended June 30, 2008 was ¥1.0 billion, a decrease of ¥0.5 billion, from ¥1.5 billion for the corresponding three month period of the previous year. Provisions for both periods consisted of individually small ones.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the three month period ended June 30, 2008 was ¥9.0 billion, a decrease of ¥1.1 billion from ¥10.1 billion for the corresponding three month period of the previous year. Mitsui recorded a ¥1.1 billion increase reflecting higher Japanese Yen interest rates.

On the other hand, overseas subsidiaries reported a decrease in total due to lower U.S. Dollar interest rates.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the three month periods ended June 30, 2008 and 2007.

Periodic average of 3 month Libor (%p.a.)
	3 month Period Ended June 30,
	2008	2007
Japanese Yen	0.92	0.71
U.S. Dollar	2.77	5.36

Dividend Income

Dividend income for the three month period ended June 30, 2008 was ¥24.6 billion, an increase of ¥6.6 billion from ¥18.0 billion for the corresponding three month period of the previous year.

Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥11.9 billion, an increase of ¥6.0 billion over for the corresponding three month period of the previous year. Also, we received a dividend of ¥1.1billion from an LNG project in Equatorial Guinea.

Gain on Sales of Securities

Gain on sales of securities for the three month period ended June 30, 2008 was ¥6.4 billion, a substantial decrease of ¥37.6 billion from ¥44.0 billion for the corresponding three month period of the previous year. While there were no major divestitures for the three month period ended June 30, 2008, the Group posted substantial gains for the corresponding three month period of the previous year as a result of several large scale divestitures such as the sale of a part of its stake in the Sakhalin II project and its whole stake in EBM in Brazil.

Loss on Write-Down of Securities

Loss on write-downs of securities for the three month periods ended June 30, 2008 was ¥10.6 billion, an increase of ¥9.8 billion from ¥0.8 billion for the corresponding three month period of the previous year. Major loss for the three month period ended June 30, 2008 was impairment loss on listed shares in Mitsui Chemicals, Inc. (Japan) while the loss for the corresponding three month period of the previous year consisted of miscellaneous small losses.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the three month period ended June 30, 2008 was ¥2.2 billion, an increase of ¥2.1 billion from ¥0.1 billion for the corresponding three month period of the previous year. Major gain for the three month period ended June 30, 2008 was related to the sale of an office building previously held by Mitsui & Co. France S.A.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three month period ended June 30, 2008 was ¥0.5 billion, an increase of ¥0.5 billion from ¥0 billion for the corresponding three month period of the previous year.

Other Expense—Net

Other expense—net for the three month period ended June 30, 2008 was ¥11.2 billion, an increase of ¥10.3 billion, from ¥0.9 billion for the corresponding three month period of the previous year. The major expenses for the three month period ended June 30, 2008 were foreign exchange losses and exploration expenses in the oil & gas business. Other expenses for the corresponding three month period of the previous year consisted of miscellaneous small items.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the three month period ended June 30, 2008 was ¥13.6 billion, an increase of ¥3.6 billion from ¥10.0 billion for the corresponding three month period of the previous year. Major factors of the increase are related to the increase in minority interest at Novus International, Inc. (United States) and Japan Collahuasi Resources B.V. (Netherlands), an investment vehicle of Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mining company.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the three month period ended June 30, 2008 was ¥44.6 billion, an increase of ¥8.1 billion from ¥36.5 billion for the corresponding three month period of the previous year as a result of followings:

•	Increase in earnings at Robe River Mining Company (Australia) reflecting an increase in iron ore prices.

•	Increase in earnings at Compania Minera Dona Ines de Collahuasi SCM (Chile), reflecting an increase in copper prices and additional production.

•

Reversal effect of IPM Eagle LLP (United Kingdom) which recorded a mark-to-market evaluation loss on long-term swap agreement at their overseas power generating operation for the corresponding three month period of the previous year.

•

Valepar S.A. (Brazil) posted a decrease, reflecting a reduction in earnings at Companhia Vale do Rio Doce (“Vale”) mainly due to a drop in nickel price as well as appreciation of Brazilian Real against U.S. Dollar. Impact of the settlement of iron ore contract price negotiation for the current fiscal year is not substantially reflected in the three month period ended June 30, 2008 due to a three-month time lag in consolidating its earnings into our operating results.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the three month period ended June 30, 2008 was nil, a decrease from ¥59.9 billion for the corresponding three month period of the previous year. Major discontinued operations for the corresponding three month period of the previous year were Sesa Goa Limited (India) of the Mineral & Metal Resources Segment and Tombo Aviation, Inc. of Machinery & Infrastructure Projects Segment.

(2) Operating Results by Operating Segment

Based on the reorganization effective April 1, 2008, the following subsidiaries previously included in the Machinery & Infrastructure Projects and the Chemical segments were transferred to the Americas segment. The operating segment information for the three month period ended June 30, 2007 has been restated to conform to the current year presentation.

From the Machinery & Infrastructure Projects segment :

Mitsui Automotoriz S.A. (Peru), Road Machinery LLC (United States), Ellison Technologies Inc.(United States)

From the Chemical Segment :

Novus International, Inc.(*1), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil)

(*1) Novus International, Inc. was transferred in the 4th quarter of the fiscal year ended March 31, 2008.

Iron & Steel Products Segment

Gross profit for the three month period ended June 30, 2008 was ¥17.7 billion, an increase of ¥2.0 billion from ¥15.7 billion for the corresponding three month period of the previous year. Supported by continued favorable demand, foreign trading transactions, including those of Regency Steel Asia Pte Ltd. (Singapore) to Asian markets, of various products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development recorded solid performance. Furthermore, domestic sales of steel products were robust under tight market condition and contributed to the increase in earnings as well.

Operating income for the three month period ended June 30, 2008 was ¥ 9.0 billion, an increase of ¥1.9 billion from ¥7.1 billion for the corresponding three month period of the previous year reflecting the increase in gross profit.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was ¥0.9 billion, a decrease of ¥0.3 billion from ¥1.2 billion for the corresponding three month period of the previous year. Net income for the three month period ended June 30, 2008 was ¥5.8 billion, a ¥0.1 billion decrease from ¥5.9 billion for the corresponding three month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three month period ended June 30, 2008 was ¥41.0 billion, an increase of ¥20.0 billion from ¥21.0 billion for the corresponding three month period of the previous year.

The main factor contributing to the increase was the price increase at iron ore mining operations. Reflecting tight supply and demand balance in Asia, especially in China and India, iron ore prices for the year ending March 31, 2009 increased substantially from the year ended March 31, 2008. Following the settlement of Brazilian iron ore fines with increases by 65~71% in February 2008, Australian iron ore lump and fines prices were settled with an increase by 96.5% and 79.9% respectively between June and July 2008. FOB prices of Brazilian iron ore and Australian iron ore had been the same level as a customary practice in this industry up to the year ended March 31, 2008. However, Australian iron ore producers insisted that different price be applied, reflecting ocean freight difference between Australia and Brazil to major steel making countries, China and Japan. Consequently increase in gross profit recorded by Mitsui Iron Ore Development (Australia) was ¥16.5 billion. Part of the price increase achieved is not reflected into the operating results for the three month period ended June 30, 2008, because the final settlement of the price negotiation was delayed until July.

Furthermore, increases in prices of other mineral and metal resources such as iron and steel scrap, ferrous alloy reflecting tight market conditions also contributed to increase in gross profit.

Operating income for the three month period ended June 30, 2008 was ¥ 37.7 billion, an increase of ¥21.0 billion from ¥16.7 billion for the corresponding three month period of the previous year, reflecting increase in gross profit.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was ¥20.3 billion, an increase of ¥6.3 billion from ¥14.0 billion for the corresponding three month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company (Australia) were ¥6.5 billion, an increase by ¥4.2 billion from ¥2.3 billion for the corresponding three month period of the previous year reflecting increase in the iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥6.6 billion, an increase by ¥3.9 billion from the corresponding three month period of the previous year supported by firm copper price and increased production.

•

Valepar S.A. (Brazil) posted a decrease of ¥2.0 billion, reflecting a reduction in earnings at Vale mainly due to a drop in nickel prices as well as the appreciation of Brazilian Real against U.S. Dollar. Most of the upwardly revised iron ore contract prices have not been reflected into the earnings for the three month period ended June 30, 2008 due to a lag in consolidating its earnings into our operating results.

Net income for the three month period ended June 30, 2008 was ¥36.4 billion, a large decrease of ¥48.4 billion from ¥84.8 billion for the corresponding three month period of the previous year. Increase in operating income and equity in earnings were offset by a significant rebound effect from gains from divestitures for the three month period ended June 30, 2007 of a ¥93.9 billion on the sale of its whole stake in Sesa Goa Limited(*1) and a ¥12.4 billion gain on the sale of shares in EBM, a Brazilian iron ore company.

(*1)	In this “Operating Results by Operating Segment”, operating results of Sesa Goa have been included in and presented as continuing operation. In the consolidated statement of income, net income of Sesa Goa for the corresponding three month period of the previous year is presented as income from discontinued operations (after income tax effect).

Machinery & Infrastructure Projects Segment

Gross profit for the three month period ended June 30, 2008 was ¥28.2 billion, an increase of ¥0.8 billion from ¥27.4 billion for the corresponding three month period of the previous year.

•

Overseas automotive-related and construction machinery subsidiaries continued to show steady performance, particularly a motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) as well as subsidiaries in Russia and other regions all reporting higher gross profit.

•

Reflecting strong demand, ocean vessels and marine project businesses showed overall strong performance through marketing commercial vessels, trading in used vessels, operating and chartering vessels, and owning or leasing special energy-related vessels.

•

In infrastructure projects business fields, plant business recorded a downturn in gross profit. Operations of rolling stock leasing subsidiaries in Europe and Americas also reported declines in gross profit.

Operating income for the three month period ended June 30, 2008 was ¥ 6.0 billion, a decrease of ¥1.0 billion from ¥7.0 billion for the corresponding three month period of the previous year. The decrease is primarily attributable to the decrease in gross profit and an increase in selling, general and administrative expenses in infrastructure projects business field. Operating income of automotive and marine business related subsidiaries increased in general, partially offset by an increase in selling, general and administrative expenses.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was ¥9.7 billion, an increase of ¥4.5 billion from ¥5.2 billion for the corresponding three month period of the previous year. Overseas power producing businesses such as IPM Eagle LLP and P.T. Paiton Energy (Indonesia) reported equity in earnings of ¥4.2 billion in total, an increase of ¥3.4 billion from ¥0.8 billion earnings for the corresponding three month period of the previous year. The major factor of this increase is reversal effect (rebound effect) of IPM Eagle LLP which recorded a mark-to-market evaluation loss on long-term swap agreement at their Australian power generating operations for the corresponding three month period of the previous year.

Net income for the three month period ended June 30, 2008 was ¥15.9 billion, an increase of ¥2.3 billion from ¥13.6 billion for the corresponding three month period of the previous year. In addition to the above-mentioned factors, this segment recorded a gain of ¥5.5 billion (*1) on the sale of leased aircraft for the corresponding three month period of the previous year.

(*1)	In this “Operating Results by Operating Segment”, the gain on the sale of aircraft has been included in and presented as continuing operation. In the consolidated statement of income, the gain on the sale for the corresponding three month period of the previous year is presented as income from discontinued operations (after income tax effect).

Chemical Segment

Gross profit was ¥27.5 billion, an increase of ¥0.5 billion from ¥27.0 billion for the corresponding three month period of the previous year. The principal developments in this segment were as follows:

•

Basic petrochemicals fields ranging from basic materials to mid-stream intermediate products recorded a slight decline in total. While P.T. Kaltim Pasifik Amoniak (Indonesia), a joint venture manufacturing and marketing company of ammonia recorded an increase in gross profit due to higher price and an increase in sales volume, business of aromatics such as xylene recorded a decrease in gross profit due to a sharp decrease in margins following a rapid cost increase of raw material naphtha.

•

Supported by a globally strong demand for agriculture products, businesses of crop protection chemicals and fertilizer as well as sulphur and sulfuric acid, raw materials of fertilizer, remained robust.

Operating income for the three month period ended June 30, 2008 was ¥13.5 billion, an increase of ¥1.0 billion from ¥12.5 billion for the corresponding three month period of the previous year, reflecting increase in gross profit.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was ¥2.3 billion, an increase of ¥0.4billion from ¥1.9 billion for the corresponding three month period of the previous year, mainly due to the contribution of International Methanol Company (Saudi Arabia), a joint venture methanol manufacturing company.

Net income for the three month period ended June 30, 2008 was ¥1.5 billion, a decrease of ¥5.6 billion from ¥7.1 billion for the corresponding three month period of the previous year, despite a small improvement as above. This segment recorded a ¥8.1 billion impairment loss on shares of Mitsui Chemicals, Inc.

Energy Segment

Japan Crude Cocktail (JCC) continued to rise since April 2007, reflecting strong demand and an influx of speculative money into the future markets and reached US$121.83 (preliminary figure) per barrel in June 2008.

The JCC price, which has been reflected in revenues of the Mitsui’s oil and gas producing subsidiaries and associated companies, was US$94 per barrel in average for the three month period ended June 30, 2008 compared to US$60 per barrel for the corresponding three month period of the previous year.

Gross profit for the three month period ended June 30, 2008 was ¥75.0 billion, an increase of ¥25.2 billion from ¥49.8 billion for the corresponding three month period of the previous year primarily due to the following:

•

There were contributions of ¥9.1 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start-up of oil production at Tui oil field in New Zealand in July 2007 as well as higher oil prices. Likewise, due to increased productions as well as higher oil prices Mitsui Oil Exploration Co., Ltd.(Japan) and MitEnergy Upstream LLC (United States) reported increases of ¥4.8 billion and ¥2.9 billion respectively. On the other hand, Mittwell Energy Resources Pty., Ltd. posted a decrease of ¥4.3 billion in gross profit due to lack of shipment during the three month period ended June 30, 2008.

•

The price for representative Australian premium hard coking coal for the year ending March 31, 2009 is quoted as US$300 per ton FOB, which is approximately tripled compared to the price for the year ended March 31, 2008. At the same time thermal coal prices are around doubled.

For the three month period ended June 30, 2008, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) increased by ¥13.4 billion, reflecting higher coal price. Its coal production for the three month period ended June 30, 2008 increased slightly over the corresponding three month period of the previous year.

Operating income for the three month period ended June 30, 2008 was ¥ 63.6 billion, an increase of ¥24.8 billion from ¥38.8 billion for the corresponding three month period of the previous year.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was ¥10.0 billion, a slight decrease of ¥0.3 billion from ¥10.3 billion for the corresponding three month period of the previous year.

Net income for the three month period ended June 30, 2008 was ¥30.6 billion, a decrease of ¥15.1 billion from ¥45.7 billion for the corresponding three month period of the previous year. Besides the above-mentioned developments, there were following factors:

•	In April 2007, this segment sold 50% of its stake in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded the relevant gains on sale of the shares.

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥13.0 billion, an increase of ¥7.1 billion over the corresponding three month period of the previous year.

•	Other expense increased by ¥7.9 billion due mainly to additional exploration.

•

Increased dividends from the segment’s overseas subsidiaries resulted in increase in Japanese income tax expense. In addition, Petroleum Resource Rent tax in Australia increased at Mitsui E&P Australia Pty Limited.

Foods & Retail Segment

Gross profit for the three month period ended June 30, 2008 was ¥19.7 billion, a decrease of ¥0.8 billion from ¥20.5 billion for the corresponding three month period of the previous year. Under business circumstances where inflation of raw material costs, food raw material business transactions showed firm performance, however, this segment continues to face severe conditions in terms of profitability, particularly for food raw material manufacturing subsidiaries. In addition, the segment has been taking various cost reduction initiatives in the domestic food distribution and retail operations.

Operating income for the three month period ended June 30, 2008 was ¥4.0 billion, no variance from ¥4.0 billion for the corresponding three month period of the previous year. MITSUI FOODS CO., LTD. (Japan) and Mitsui Norin Co., Ltd. (Japan) succeeded in decreasing general, selling and administrative expenses. As a result, their operating income showed small improvement and remained at the same level respectively.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was ¥0.7 billion, a ¥0.4 billion increase from ¥0.3 billion for the corresponding three month period of the previous year.

Reflecting these developments, net income for the three month period ended June 30, 2008 was ¥3.2 billion, which is the same as that of the corresponding three month period of the previous year.

Consumer Service & IT Segment

Gross profit for the three month period ended June 30, 2008 was ¥19.8 billion, a decrease of ¥8.2 billion from ¥28.0 billion for the corresponding three month period of the previous year. Consumer Service recorded a decrease of ¥5.7 billion due to loss on write down on inventories and reduced sales in the domestic residential home business. In addition, Media related businesses recorded a ¥1.2 billion decreases due to divestiture of cable television business.

For the three month period ended June 30, 2008, this segment recorded a ¥5.2 billion operating loss, a decrease of ¥9.1 billion from operating income of ¥3.9 billion for the corresponding three month period of the previous year.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was ¥0.8 billion, a decrease of ¥1.2 billion from ¥2.0 billion for the corresponding three month period of the previous year.

Net loss for the three month period ended June 30, 2008 was ¥2.1 billion, a decrease of ¥9.8 billion from ¥7.7 billion for the corresponding three month period of the previous year. Other than the above-mentioned factors Gain on sales of securities decreased as follows:

•

For the corresponding three month period of the previous year, in conjunction with the merger of Mitsui Knowledge Industry Co., Ltd. (Japan) and NextCom K.K., this segment recorded a gain from the exchange of shares of these subsidiaries, and recorded gain on sales of shares including those in Jupiter Telecommunications Co., Ltd. For the three month period ended June 30, 2008, gains on sales of shares decreased as a reversal effect.

Logistics & Financial Markets Segment

Gross profit was ¥14.3 billion, an increase of ¥2.2 billion from ¥12.1 billion for the corresponding three month period of the previous year. Commodity trading activities remained robust under as the commodity market continued to be volatile.

Reflecting the increase in gross profit, operating income for the three month period ended June 30, 2008 was ¥5.9 billion, an increase of ¥ 1.5 billion from ¥4.4 billion for the corresponding three month period of the previous year.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was a loss of ¥1.6 billion, a ¥1.8 billion decrease from ¥0.2 billion for the corresponding three month period of the previous year. This segment recorded equity in loss from investment in a partnership, NPF-Harmony (Japan), reflecting other than temporary decline in its fair value.

Accordingly, net income for the three month period ended June 30, 2008 was ¥2.9 billion, a decrease of ¥0.6 billion from ¥3.5 billion for the corresponding three month period of the previous year. Other factors included a gain from the exchange of shares in Mitsui Leasing & Development, Ltd. for JA Mitsui Leasing, Ltd.

Americas Segment

Gross profit for the three month period ended June 30, 2008 was ¥19.2 billion, a decrease of ¥3.2 billion from ¥22.4 billion for the corresponding three month period of the previous year. Oil products trading subsidiary Westport Petroleum, Inc. (United States) recorded a significant decrease of ¥12.9 billion due to evaluation losses on derivative contracts(*1). On the other hand, Novus International Inc. recorded an increase of ¥7.6 billion in gross profit for the three month period ended June 30, 2008 reflecting higher product prices as well as increase in sales volume supported by a strong demand of animal feed additives. Also, Steel Technologies, Inc. (United States), which was acquired in June 2007, contributed to the increase in gross profit by ¥2.6 billion.

Operating income for the three month period ended June 30, 2008 was ¥1.2 billion, a decrease of ¥3.8 billion from ¥5.0 billion for the corresponding three month period of the previous year. Selling, general and administrative expenses at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries increased.

Equity in earnings of associated companies for the three month period ended June 30, 2008 was ¥1.2 billion, a ¥0.1 billion decrease from ¥1.3 billion for the corresponding three month period of the previous year.

Net income for the three month period ended June 30, 2008 was ¥2.1 billion, a decrease of ¥0.6 billion from ¥2.7 billion for the corresponding three month period of the previous year. In addition to above factors, interest expenses, net of interest income, decreased by ¥1.2 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. Dollar interest rates.

(*1)	Besides mark-to-market evaluation losses on derivative contracts, Westport Petroleum, Inc. maintained inventories which involved unrealized holding gains.

Europe, the Middle East and Africa Segment

Gross profit for the three month period ended June 30, 2008 was ¥4.0 billion, a decrease of ¥1.7 billion from ¥5.7 billion for the corresponding three month period of the previous year, reflecting a decrease in gross profit of energy business.

This segment recorded a ¥2.4 billion operating loss for the three month period ended June 30, 2008, a ¥2.2 billion decline from ¥0.2 billion loss for the corresponding three month period of the previous year, reflecting an increase mainly in personnel expenses.

Net income for the three month period ended June 30, 2008 was ¥0.4 billion, a decrease of ¥0.4 billion from ¥0.8 billion for the corresponding three month period of the previous year. The above mentioned decrease in operating profit was partly offset by a gain of ¥1.8 billion from sale of office building previously held by Mitsui & Co. France S.A.S.

Asia Pacific Segment

Gross profit for the three month period ended June 30, 2008 was ¥7.7 billion, a slight decrease of ¥0.2 billion from ¥7.9 billion for the corresponding three month period of the previous year.

Operating income for the three month period ended June 30, 2008 was ¥1.5 billion, a decrease of ¥0.5 billion from ¥2.0 billion for the corresponding three month period of the previous year, reflecting increases mainly in personnel expenses.

Net income for the three month period ended June 30, 2008 was ¥11.8 billion, an increase of ¥6.6 billion from ¥5.2 billion for the corresponding three month period of the previous year. The main factor of the increase in net income is attributable to the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia).

3. Financial Condition and Cash Flows

(1)Assets, Liabilities and Shareholders’ Equity

Total assets as of June 30, 2008 were ¥10,293.4 billion, an increase of ¥755.6 billion from ¥9,537.8 billion, as of March 31, 2008.

Current assets as of June 30, 2008 were ¥5,529.5 billion, an increase of ¥471.4 billion from ¥5,058.1 billion as of March 31, 2008, mainly attributable to increases in trade receivable, inventories and derivative assets at the Energy Segment and the Financial Markets Segment reflecting higher commodity prices.

Total current liabilities as of June 30, 2008 were ¥3,868.7 billion, an increase of ¥427.1 billion from ¥3,441.6 billion as of March 31, 2008, primarily due to increases in trade payables and derivative liabilities corresponding to increases in the current assets as well as an increase in short time debt in the Americas Segment.

As a result, working capital, or current assets minus current liabilities, as of June 30, 2008 was ¥1,660.8 billion, an increase of ¥44.3 billion from ¥1,616.5 billion as of March 31, 2008.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” “intangible asset, less accumulated amortization” “deferred tax assets-non-current” and “other assets” as of June 30, 2008 totaled ¥4,763.9 billion, a ¥284.1 billion increase from ¥4,479.8 billion as of March 31, 2008, mainly due to the following factors:

•

Total investments and non-current receivables as of June 30, 2008 was ¥3,476.1 billion, a ¥238.8 billion increase from ¥3,237.3 billion as of March 31, 2008. Within this category, investments in and advances to associated companies as of June 30, 2008 was ¥1,465.5 billion, a ¥132.5 billion increase from ¥1,330.0 billion as of March 31, 2008.

-	Major expenditure was an acquisition of shares in MED3000 Group Inc., a US based company of healthcare management and technology services for healthcare providers for ¥6.5 billion.

-	There were increases which do not involve cash outflow such as increases in equity in earnings (before tax effect) of ¥ 30.2 billion (net of ¥33.7 billion dividends received from associated companies) and a net ¥ 74.1 billion increase caused from foreign exchange translation adjustment. Other investment as of June 30, 2008 was ¥1,384.1billion, a ¥102.6 billion increase from ¥1,281.5 billion as of March31, 2008, mainly due to:

-	acquisition of shares in Sakhalin Energy Investment for ¥13.3 billion and in Mitsubishi Aircraft Corp. for ¥3.5 billion;

-	a ¥60.7 billion net improvement of unrealized holding gains and losses on available-for-sales securities, such as those of INPEX Holdings Inc. and Seven & i Holdings Co., Ltd; and

-	¥8.1billion loss on write down of shares in Mitsui Chemicals, Inc.

•	Property and equipment—at cost as of June 30, 2008 was ¥1,058.5 billion, an increase of ¥42.2 billion from ¥1,016.3 billion as of March 31, 2008. Major components were :

-	iron ore mining expansion projects in Australia for ¥21.7 billion (including effect from foreign exchange translation of ¥10.7 billion);

-	coal mining expansion projects in Australia for ¥18.0 billion (including effect from foreign exchange translation of ¥15.9 billion); and

-	energy related projects such as Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico, in total for ¥14.5 billion (including effect from foreign exchange translation of ¥11.8 billion).

Long-term debt, less current maturities as of June 30, 2008 was ¥2,962.0 billion, an increase of ¥17.6 billion from ¥2,944.4 billion as of March 31, 2008 mainly due to an increase in borrowings for rolling stock leasing subsidiaries abroad.

Deferred tax liabilities-non-current as of June 30, 2008 was ¥446.5 billion, an increase of ¥59.2 billion from ¥387.3 billion as of March 31, 2008, reflecting the increases “investments in and advances to associated companies” and “other investments” as discussed above.

Shareholders’ equity as of June 30, 2008 was ¥2,392.9 billion, an increase of ¥209.2 billion from ¥2,183.7 billion as of March 31, 2008, primarily due to the increase in retained earnings by ¥61.3 billion, net improvement in foreign currency translation adjustments by ¥104.5 billion due to stronger U.S. Dollar, Australian Dollar and Brazilian Real against Japanese Yen, and net improvement in unrealized holding gains on available-for-sale securities by ¥36.7 billion.

As a result, shareholders’ equity to total assets ratio as of June 30, 2008 was 23.2%, a 0.3 percentage point improvement from 22.9% as of March 31, 2008. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of June 30, 2008 was ¥2,885.9 billion, a increase of ¥111.9 billion from ¥2,774.0 billion as of March 31, 2008. Net debt-to-equity ratio as of June 30, 2008 was 1.21 times, 0.06 point lower from 1.27 times as of March 31, 2008.

(*)Net Debt-to-Equity Ratio

We refer to Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as interest bearing debt less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

(2) Cash Flows during the three-month period Ended June 30, 2008

Cash Flows from Operating Activities

Net cash provided by operating activities for the three month period ended June 30, 2008 was ¥30.7 billion. The Group recorded operating income of ¥123.3 billion and net income of ¥103.1 billion for the three month period ended June 30, 2008 led by the robust performance of the Mineral & Metal Resources Segment and Energy Segment, while there were increases in cash outflows of ¥97.5 billion reflecting an increase and decrease of operating assets and liabilities, respectively, including increased inventories at Westport Petroleum, Inc.

Cash Flows from Investing Activities

Net cash used in investing activities for the three month period ended June 30, 2008 was ¥80.8 billion.

•

The net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥11.0 billion, which included an acquisition of shares in MED3000 Group Inc. for ¥6.5 billion.

•

The net outflows of cash that corresponded to other investments (net of sales of other investments) were ¥11.8billion. Major expenditures included additional investment in Sakhalin Energy Investment for ¥13.3 billion, acquisition of shares in Mitsubishi Aircraft Corp. for ¥3.5 billion. Proceeds from sales of those investments consisted of miscellaneous small ones.

•

The net outflow of cash that corresponded to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥55.6 billion. Major expenditures of equipment included:

–	coal mining projects in Australia for ¥13.0 billion;

–	iron ore mining projects in Australia for ¥4.1 billion;

–

Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥16.3 billion; and

–	leased rolling stock for ¥9.5 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the three-month period ended June 30, 2008 was a net outflow of ¥50.1 billion.

Cash Flows from Financing Activities

During the three-month period ended June 30, 2008, net cash inflow from borrowing of short-term debt and long-term debt was ¥85.3 billion. Thus, net cash provided by financing activities was ¥42.8 billion after the payments of cash dividends of ¥41.8 billion and for the acquisition of treasury stock.

As a result, cash and cash equivalents as of June 30, 2008 were ¥ 910.3 billion, a ¥11.0 billion increase from 899.3 billion as of March 31, 2008.

2. Other

[Changes in Accounting Principles, Procedures and Presentation Methods in Preparing Quarterly Consolidated Financial Statements]

•	Offsetting of amounts related to certain contracts

During the three-month period ended June 30, 2008, Mitsui & Co., Ltd. and subsidiaries (collectively, the “companies”) adopted FASB Staff Position (“FSP”) No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

FSP No. FIN 39-1 amends FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts–an interpretation of APB Opinion No. 10 and FASB Statement No. 105”, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

As a result of the adoption of this FSP, the companies have offset ¥304,614 million in derivative assets and liabilities against other current assets and liabilities in the Consolidated Balance Sheets as of June 30, 2008. The companies have also offset ¥153,050 million in derivative assets and liabilities against other current assets and liabilities in the Consolidated Balance Sheets as of March 31, 2008 to conform to the current quarterly presentation.

Significant accounting policies other than the described above have not been changed from the Annual Report filed with the Ministry of Financial Services Agency of Japan on June 24, 2008.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of Yen)

Assets

	June 30, 2008	March 31, 2008
Current Assets
Cash and cash equivalents	¥910,289	¥899,264
Time deposits	14,918	12,302
Marketable securities	16,167	7,114
Trade receivables:
Notes and loans, less unearned interest	455,126	424,406
Accounts	2,189,596	2,125,640
Associated companies	287,120	228,831
Allowance for doubtful receivables	(22,530)	(23,289)
Inventories	781,023	739,721
Advance payments to suppliers	141,970	95,188
Deferred tax assets–current	39,496	37,766
Derivative assets	388,699	279,295
Other current assets	327,606	231,826

Total current assets	5,529,480	5,058,064

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,465,496	1,333,042
Other investments	1,384,062	1,281,476
Non-current receivables, less unearned interest	479,600	497,265
Allowance for doubtful receivables	(59,347)	(58,957)
Property leased to others–at cost, less accumulated depreciation	206,273	184,447

Total investments and non-current receivables	3,476,084	3,237,273

Property and Equipment—at Cost:
Land, land improvements and timberlands	174,465	188,848
Buildings, including leasehold improvements	376,135	385,104
Equipment and fixtures	865,183	815,202
Mineral rights	150,505	146,120
Vessels	34,839	33,789
Projects in progress	212,871	176,987

Total	1,813,998	1,746,050
Accumulated depreciation	(755,499)	(729,715)

Net property and equipment	1,058,499	1,016,335

Intangible Assets, less Accumulated Amortization	132,478	128,504
Deferred Tax Assets—Non-current	19,265	20,574
Other Assets	77,559	77,079

Total	¥10,293,365	¥9,537,829

(Millions of Yen)

Liabilities and Shareholders’ Equity

	June 30, 2008	March 31, 2008
Current Liabilities:
Short-term debt	¥553,504	¥464,547
Current maturities of long-term debt	295,611	276,620
Trade payables:
Notes and acceptances	80,067	79,414
Accounts	1,976,076	1,888,911
Associated companies	80,024	69,476
Accrued expenses:
Income taxes	92,900	127,411
Interest	20,886	21,924
Other	95,758	85,526
Advances from customers	171,011	113,939
Derivative liabilities	414,277	238,684
Other current liabilities	88,597	75,111

Total current liabilities	3,868,711	3,441,563

Long-term Debt, less Current Maturities	2,962,000	2,944,383

Accrued Pension Costs and Liability for Severance Indemnities	32,041	32,754

Deferred Tax Liabilities—Non-current	446,546	387,337

Other Long-Term Liabilities	318,362	304,156

Minority Interests	272,845	243,976

Shareholders’ Equity:
Common stock	338,662	337,544
Capital surplus	433,427	432,245
Retained earnings:
Appropriated for legal reserve	48,336	47,463
Unappropriated	1,457,736	1,397,313
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	177,138	140,446
Foreign currency translation adjustments	(30,726)	(135,196)
Defined benefit pension plans	(31,600)	(32,160)
Net unrealized gains and losses on derivatives	5,715	1,135

Total accumulated other comprehensive income (loss)	120,527	(25,775)

Treasury stock, at cost	(5,828)	(5,130)

Total shareholders’ equity	2,392,860	2,183,660

Total	¥10,293,365	¥9,537,829

Notes:

1.	The Consolidated Balance Sheets above are not reviewed by auditor.
2.	The Consolidated Balance Sheet as of March 31, 2008 above has been adjusted due to the adoption of FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39”, during the three-month period ended June 30, 2008.

(2) Statement of Consolidated Income

(Millions of Yen)

Three-month period ended June 30, 2008
Revenues :
Sales of products	¥1,346,921
Sales of services	138,275
Other sales	40,675

Total revenues	1,525,871

[Total Trading Transactions :
¥ 4,287,897 million]
Cost of Revenues :
Cost of products sold	(1,188,869)
Cost of services sold	(42,569)
Cost of other sales	(19,453)

Total cost of revenues	(1,250,891)

Gross Profit	274,980
Other Expenses (Income) :
Selling, general and administrative	150,718
Provision for doubtful receivables	997
Interest expense, net of interest income	8,997
Dividend income	(24,616)
Gain on sales of securities - net	(6,412)
Loss on write-down of securities	10,628
Gain on disposal or sales of property and equipment - net	(2,228)
Impairment loss of long-lived assets	473
Other expense - net	11,164

Total other expenses	149,721

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	125,259

Income Taxes	53,155

Income from Continuing Operations before Minority Interests and Equity in Earnings	72,104
Minority Interests in Earnings of Subsidiaries	(13,646)
Equity in Earnings of Associated Companies - Net (After Income Tax Effect)	44,626

Net Income	¥103,084

Comprehensive Income :

Net income	¥103,084

Other comprehensive income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	36,692
Foreign currency translation adjustments	104,470
Defined benefit pension plans	560
Net unrealized gains and losses on derivatives	4,580

Comprehensive Income	¥249,386

Note: The Statement of Consolidated Income above is not reviewed by auditor.

(3) Statement of Consolidated Cash Flows

(Millions of Yen)

Three-month period ended June 30, 2008
Operating Activities:
Net income	¥103,084
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,495
Pension and severance costs, less payments	1,752
Provision for doubtful receivables	997
Gain on sales of securities – net	(6,412)
Loss on write-down of securities	10,628
Gain on disposal or sales of property and equipment – net	(2,228)
Impairment loss of long-lived assets	473
Deferred income taxes	(18,640)
Minority interests in earnings of subsidiaries	13,646
Equity in earnings of associated companies, less dividends received	(9,606)
Changes in operating assets and liabilities:
Increase in trade receivables	(63,310)
Increase in inventories	(68,103)
Increase in trade payables	53,242
Other – net	(19,351)

Net cash provided by operating activities	30,667

Investing Activities:
Net increase in time deposits	(2,011)
Net increase in investments in and advances to associated companies	(11,028)
Net increase in other investments	(11,846)
Net increase in long-term loan receivables	(325)
Net increase in property leased to others and property and equipment	(55,635)

Net cash used in investing activities	(80,845)

Financing Activities:
Net increase in short-term debt	65,388
Net increase in long-term debt	19,875
Purchases of treasury stock – net	(632)
Payments of cash dividends	(41,788)

Net cash provided by financing activities	42,843

Effect of Exchange Rate Changes on Cash and Cash Equivalents	18,360

Net increase in Cash and Cash Equivalents	11,025
Cash and Cash Equivalents at Beginning of Period	899,264

Cash and Cash Equivalents at End of Period	¥910,289

Note: The Statement of consolidated cash flows above is not reviewed by auditor.

(4) Assumption for going concern : N/A

(5) Operating Segment Information

Three-month period ended June 30, 2008 (from April 1, 2008 to June 30, 2008)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	389,722	402,492	535,230	682,605	741,666	520,086	224,626	48,267
Gross Profit	17,666	40,997	28,195	27,483	75,027	19,668	19,795	14,304
Operating Income (Loss)	8,955	37,739	5,960	13,476	63,617	4,005	(5,161)	5,939
Equity in Earnings of Associated Companies	856	20,266	9,689	2,272	10,011	685	829	(1,639)
Net Income (Loss)	5,793	36,372	15,893	1,473	30,572	3,171	(2,123)	2,897

Total Assets at June 30, 2008	661,734	1,028,892	1,584,611	876,952	1,932,600	701,779	699,460	836,095

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	458,441	122,160	161,591	4,286,886	1,016	(5)	4,287,897
Gross Profit	19,228	3,975	7,748	274,086	1,505	(611)	274,980
Operating Income (Loss)	1,170	(2,361)	1,505	134,844	109	(11,688)	123,265
Equity in Earnings of Associated Companies	1,219	324	159	44,671	8	(53)	44,626
Net Income (Loss)	2,086	379	11,815	108,328	1,537	(6,781)	103,084

Total Assets at June 30, 2008	761,565	274,770	369,984	9,728,442	2,822,915	(2,257,992)	10,293,365

Notes:

1.	The Operating segment information above is not reviewed by auditor.
2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at June 30, 2008 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
6.	Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to expand the regional business unit system.

(6) Significant changes in shareholders’ equity : None

[Supplemental Information]

Consolidated Financial Statements of the same period previous year

(1) Statement of Consolidated Income

(Millions of Yen)

Three-month period ended June 30, 2007
Revenues :
Sales of products	¥1,156,427
Sales of services	135,462
Other sales	42,611

Total revenues	1,334,500

[Total Trading Transactions :
¥ 3,863,173 million]
Cost of Revenues :
Cost of products sold	(1,035,715)
Cost of services sold	(37,911)
Cost of other sales	(24,514)
Total cost of revenues	(1,098,140)

Gross Profit	236,360

Other Expenses (Income) :
Selling, general and administrative	147,007
Provision for doubtful receivables	1,522
Interest expense, net of interest income	10,065
Dividend income	(17,954)
Gain on sales of securities - net	(43,981)
Loss on write-down of securities	838
Gain on disposal or sales of property and equipment - net	(60)
Impairment loss of long-lived assets	2
Other expense - net	889

Total other expenses	98,328

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	138,032

Income Taxes	43,426

Income from Continuing Operations before Minority Interests and Equity in Earnings	94,606
Minority Interests in Earnings of Subsidiaries	(9,962)
Equity in Earnings of Associated Companies – Net (After Income Tax Effect)	36,470

Income from Continuing Operations	121,114
Income from Discontinued Operations – Net (After Income Tax Effect)	59,919

Net Income	¥181,033

Comprehensive Income :

Net income	¥181,033

Other comprehensive income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	25,217
Foreign currency translation adjustments	75,501
Defined benefit pension plans	153
Net unrealized gains and losses on derivatives	6,057

Comprehensive Income	¥287,961

Note: The Statement of Consolidated Income above is not reviewed by auditor.

(2) Operating Segment Information

Three-month period ended June 30, 2007 (from April 1, 2007 to June 30, 2007) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	363,633	415,585	550,383	629,992	466,052	489,202	246,650	36,703
Gross Profit	15,689	20,950	27,449	26,971	49,821	20,509	28,009	12,132
Operating Income (Loss)	7,121	16,725	6,994	12,546	38,804	3,980	3,854	4,364
Equity in Earnings of Associated Companies	1,245	14,002	5,201	1,867	10,278	334	1,980	229
Net Income	5,930	84,813	13,561	7,064	45,707	3,191	7,736	3,519

Total Assets at June 30, 2007	690,085	1,085,557	1,685,161	888,323	1,715,669	727,090	732,439	681,534

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	358,511	121,600	186,862	3,865,173	1,229	(3,229)	3,863,173
Gross Profit	22,417	5,725	7,888	237,560	1,042	(2,242)	236,360
Operating Income (Loss)	4,951	(231)	2,039	101,147	(762)	(12,554)	87,831
Equity in Earnings of Associated Companies	1,302	52	132	36,622	37	(189)	36,470
Net Income	2,733	766	5,232	180,252	2,565	(1,784)	181,033

Total Assets at June 30, 2007	737,354	214,024	284,139	9,441,375	2,887,747	(2,110,487)	10,218,635

Notes:

1.	The Operating segment information above is not reviewed by auditor.
2.	Total Assets at June 30, 2007 is not adjusted in accordance with the FASB Staff Position No. FASB Interpretation No. FIN 39-1, “Amendment of FASB Interpretation No.39.”
3.	The figures of “Consolidated Total” for the-three month period ended June 30, 2007 has been reclassified to conform to the change in current period presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation-net (after income tax effect) is included in “Adjustments and Eliminations.”
4.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at June 30, 2007 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
5.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
6.	Transfers between operating segments are made at cost plus a markup.
7.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
8.	Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to expand the regional business unit system.

The operating segment information for the three-month period ended June 30, 2007 has been restated to conform to the current period presentation.